Exhibit 99.1

360 Finance Announces First Quarter 2019 Unaudited Financial Results

Shanghai, May 20, 2019 (GLOBE NEWSWIRE) — 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the first quarter ended March 31, 2019.

First Quarter Operational Highlights

•                      Loan origination volume*1 was RMB41,202 million, an increase of 179% from RMB14,773 million in the same period of 2018, and an increase of 25% from RMB33,008 million in the fourth quarter of 2018.

•                      Outstanding loan balance*2 was RMB52,578 million as of March 31, 2019, an increase of 203% from RMB17,334 million as of March 31, 2018, and an increase of 22% from RMB43,077 million as of December 31, 2018.

•                      The weighted average tenor of loans originated was approximately 8.01 months, compared with 8.31 months in the same period of 2018, and 8.37 months in the fourth quarter of 2018.

•                      Users with approved credit lines*3 was 16.03 million as of March 31, 2019, an increase of 245% from 4.65 million as of March 31, 2018, and an increase of 28% from 12.54 million as of December 31, 2018.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 10.43 million as of March 31, 2019, an increase of 230% from 3.16 million as of March 31, 2018, and an increase of 26% from 8.28 million as of December 31, 2018.

•                      90 day+ delinquency ratio*4 was 0.94% as of March 31, 2019.

•                      The percentage of funding from financial institutions*5 was 79%.

•                      Repeat borrower contribution*6 was 63.4%.

(1) “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.

(2) “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period.

(3) “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

(4) “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.

(5) “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

(6) “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

First Quarter 2019 Financial Highlights

•                      Total net revenue was RMB2,009.0 million (US$299.3 million), an increase of 235% from RMB599.4 million in the same period of 2018.

•                      Income from operations was RMB859.4 million (US$128.1 million), an increase of 303% from RMB213.4 million in the same period of 2018.

•                      Non-GAAP*7 income from operations was RMB 928.2 million (US$138.3 million), an increase of 335% from RMB213.4 million in the same period of 2018.

•                      Operating margin was 42.8%. Non-GAAP operating margin was 46.2%, compared with 35.6% in the same period of 2018.

•                      Net income was RMB719.9 million (US$107.3 million), an increase of 340% from RMB163.6 million in the same period of 2018.

•                      Non-GAAP net income was RMB788.8 million (US$117.5 million), an increase of 382% from RMB163.6 million in the same period of 2018.

•                      Net income margin was 35.8%. Non-GAAP net income margin was 39.3%, compared with 27.3% in the same period of 2018.

(7) Non-GAAP income from operations and Non-GAAP net income are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Jun Xu, Chief Executive Officer and Director of 360 Finance, commented, “We are delighted to deliver solid performance for the first quarter of 2019 and maintain strong growth in our business. During the quarter, we attracted a record 3.5 million new users with approved credit lines, which helped to advance our vision of promoting financial inclusiveness for households with borrowing needs across China. Furthermore, we significantly expanded our cooperation with a variety of financial institutions, and we successfully received approval to list a total of RMB10 billion of asset backed securities (“ABS”) on the Shanghai Stock Exchange and Shenzhen Stock Exchange, which should help reduce our funding cost over time.”

Mr. Jiang Wu, Chief Financial Officer of 360 Finance, stated, “Despite the long Chinese New Year holiday, we had a strong start to the year, achieving solid financial and operational results with impressive year-over-year and quarter-over-quarter growth. Given the attractive return-on-investment profiles of our borrowers, we decided to further invest in customer acquisition by increasing sales and marketing expenses in order to bolster our position in the market and ensure continued growth over the long-term. Meanwhile, we were still able to maintain healthy operating efficiency with non-GAAP operating margin of 46.2%.”

Mr. Yan Zheng, Vice President of 360 Finance, added, “As we continued to substantially expand our loan book, we are happy to see that the annualized delinquency rates for loans originated on our platform continue to be within our expectations. We believe this speaks to the strength of our risk management capabilities, and the sustainability of our business. Leveraging the continued improvements to our risk management models, we proactively extended services to users with different risk-adjusted returns, while at the same time keeping our overall risk levels under control.”

First Quarter 2019 Financial Results

Total net revenues increased 235% to RMB2,009.0 million (US$299.3 million) from RMB599.4 million in the same period of 2018, primarily due to an increase in loan facilitation service fees, post origination service fees and other service fees associated with an increase in loan origination volume.

Revenue from loan facilitation services increased 248% to RMB1,354.1 million (US$201.8 million) from RMB388.6 million in the same period of 2018, primarily due to an increase in loan origination volume on the Company’s platform.

Revenue from post-origination services increased 459% to RMB420.8 million (US$62.7 million) from RMB75.3 million in the same period of 2018, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods on the Company’s platform.

Financing income*8 increased 8% to RMB80.2 million (US$11.9 million) from RMB74.5 million in the same period of 2018, primarily due to an increase in loan volume originated through the consolidated trusts. Financing income was recognized over the lifetime of the loans; therefore its growth rate lagged the growth rate of on-balance sheet loans.

Other service fee revenues increased 152% to RMB154.0 million (US$22.9 million) from RMB61.0 million in the same period of 2018, primarily due to an increase in referral service fees.

Total operating costs and expenses increased 198% to RMB1,149.6 million (US$171.3 million) from RMB386.0 million in the same period of 2018, primarily due to an increase in expenses associated with loan origination and online customer acquisition.

Origination and servicing expenses increased 129% to RMB228.1 million (US$34.0 million) from RMB99.7 million in the same period of 2018, primarily due to an increase in loan origination volume and associated expenses for credit checks, collection and payments.

Sales and marketing expenses increased 202% to RMB691.3 million (US$103.0 million) from RMB229.3 million in the same period of 2018, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses increased 278% to RMB101.5 million (US$15.1 million) from RMB26.8 million in the same period of 2018, primarily due to an increase in payroll and related expenses for employees engaged in general corporate functions and professional services. General and administrative expenses for the period included share-based compensation expenses of RMB53.0 million (US$7.9 million).

Provision for loans receivable increased 37% to RMB17.5 million (US$2.6 million) from RMB12.8 million in the same period of 2018, primarily due to an increase in loan volume originated through the consolidated trusts.

Provision for financial assets receivable increased 252% to RMB25.1 million (US$3.7 million) from RMB7.1 million in the same period of 2018, primarily due to an increase in loan origination volume.

Provision for accounts receivable and contract assets increased 740% to RMB86.0 million (US$12.8 million) from RMB10.2 million in the same period of 2018, primarily due to an increase in loan origination volume.

Income from operations increased 303% to RMB859.4 million (US$128.1 million) from RMB213.4 million in the same period of 2018.

Non-GAAP income from operations increased 335% to RMB 928.2 million (US$138.3 million) from RMB213.4 million in the same period of 2018.

Operating margin was 42.8%. Non-GAAP operating margin was 46.2%, compared with non-GAAP operating margin of 35.6% in the same period of 2018.

Income before income tax expense was RMB917.1 million (US$136.7 million), compared with RMB216.0 million in the same period of 2018.

Income tax expense was RMB197.2 million (US$29.4 million), compared with RMB52.5 million in the same period of 2018.

Net income increased 340% to RMB719.9 million (US$107.3 million) from RMB163.6 million in the same period of 2018.

Non-GAAP net income increased 382% to RMB788.8 million (US$117.5 million) from RMB163.6 million in the same period of 2018.

Net income margin was 35.8%. Non-GAAP net income margin was 39.3%, compared with non-GAAP net income margin of 27.3% in the same period of 2018.

(8) “Financing income” is generated from loans originated through the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M6+ Delinquency Rate by Vintage

The following chart displays the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

http://ml.globenewswire.com/Resource/Download/c9952338-579a-4f25-b6bd-0fe60df203f0

Business Outlook

360 Finance currently expects total net revenue for fiscal year 2019 to be in the range of RMB8,000 million to RMB8,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 21, 2019 (8:00 PM Beijing Time on May 21, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	800-905-945
China:	4001-201-203
International:	1-412-902-4272
Passcode:	360 Finance

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until 7:59 AM ET on May 28, 2019 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10131625

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at http://ir.360jinrong.net/investor-relations.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: http://ir.360jinrong.net/investor-relations

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation and non-GAAP net income in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

Mr. George Shao

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	December 31, 2018	March 31, 2019	March 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,445,802	1,281,091	190,889
Restricted cash	567,794	1,055,940	157,340
Security deposit prepaid to third-party guarantee companies	795,700	1,027,700	153,132
Funds receivable from third party payment service providers	142,622	317,153	47,257
Accounts receivable and contract assets, net	1,791,745	2,545,600	379,306
Financial assets receivable, net	1,193,621	1,377,145	205,201
Amounts due from related parties	484,286	697,178	103,883
Loans receivable, net	811,433	1,936,819	288,595
Prepaid expenses and other assets	109,016	239,283	35,654
Total current assets	7,342,019	10,477,909	1,561,257
Non-current assets:
Property and equipment, net	6,869	6,285	936
Intangible assets	847	774	115
Total non-current assets	7,716	7,059	1,051
TOTAL ASSETS	7,349,735	10,484,968	1,562,308

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	1,355,973	202,047
Accrued expenses and other current liabilities	518,955	654,245	97,484
Amounts due to related parties	78,767	381,190	56,799
Guarantee liabilities	1,399,174	1,824,755	271,897
Income tax payable	432,066	510,244	76,029
Other tax payable	164,478	213,513	31,814
Total current liabilities	2,893,781	4,939,920	736,070
Non-current liabilities:
Deferred tax liabilities	15,758	80,082	11,933
Payable to investors of the consolidated trusts-noncurrent	—	276,000	41,125
Total non-current liabilities	15,758	356,082	53,058
TOTAL LIABILITIES	2,909,539	5,296,002	789,128
Ordinary shares	20	20	3
Additional paid-in capital	4,866,756	4,935,600	735,427
Accumulated (deficit)/retained earnings	(430,263)	289,676	43,163
Other comprehensive income (loss)	3,683	(36,330)	(5,413)
TOTAL EQUITY	4,440,196	5,188,966	773,180
TOTAL LIABILITIES AND EQUITY	7,349,735	10,484,968	1,562,308

Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Revenue from loan facilitation services	388,592	1,354,071	201,763
Revenue from post-origination services	75,257	420,757	62,695
Financing income	74,522	80,185	11,948
Other service fee revenues	60,999	153,966	22,942
Total net revenue	599,370	2,008,979	299,348
Origination and servicing	99,693	228,105	33,989
Sales and marketing	229,273	691,316	103,009
General and administrative	26,843	101,500	15,124
Provision for loans receivable	12,761	17,519	2,610
Provision for financial assets receivable	7,144	25,132	3,745
Provision for accounts receivable and contract assets	10,245	86,027	12,818
Total operating costs and expenses	385,960	1,149,599	171,295
Income from operations	213,410	859,380	128,053
Interest income	957	3,177	473
Foreign exchange gain	—	32,536	4,848
Other income, net	1,673	22,042	3,284
Income before income tax expense	216,040	917,135	136,658
Income tax expense	(52,458)	(197,196)	(29,383)
Net income	163,582	719,939	107,275
Net income attributable to ordinary shareholders of the Company	163,582	719,939	107,275
Net income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	0.82	2.50	0.37
Diluted	0.82	2.40	0.36
Weighted average shares used in calculating net income per ordinary share
Basic	198,347,168	287,652,707	287,652,707
Diluted	198,347,168	300,042,315	300,042,315

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Net income	163,582	719,939	107,275
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	—	(40,013)	(5,962)
Other comprehensive income	—	(40,013)	(5,962)
Total comprehensive income	163,582	679,926	101,313
Comprehensive income attributable to ordinary shareholders	163,582	679,926	101,313

Unaudited Reconciliations of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended March 31,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	163,582	719,939	107,275
Add: Share-based compensation expenses	—	68,844	10,258
Non-GAAP net income	163,582	788,783	117,533
Non-GAAP net income margin	27.3%	39.3%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	213,410	859,380	128,053
Add: Share-based compensation expenses	—	68,844	10,258
Non-GAAP Income from operations	213,410	928,224	138,311
Non-GAAP opreating margin	35.6%	46.2%